CHINA GINSENG HOLDINGS, INC.

May  31, 2011
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Shehzad Niazi

Re:	China Ginseng Holdings, Inc. Amendment No. 4 to Form 10-12g Filed April 26, 2011 Amendment No. 2 to Form 10-Q for the Quarterly Period Ended December 31, 2010 Filed April 26, 2011 File No. 000-54072

Dear Mr. Niazi:

This letter is provided in response to Comment No. 1 in your letter dated May 20, 2011 regarding the above-referenced filings of China Ginseng Holdings, Inc. (the “Company”).  Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company.

Amendment No. 4 to Form 10-12g
General

1.
We note that your written statement containing the Tandy representations continues to be signed by your attorney and not by the company.  Please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We are hereby stating the following:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

China Ginseng Holdings, Inc.

Signature:/s/ ChangZhen Liu
Name:  Changzhen Liu
Title:  Chief Executive Officer
Date:  May 31, 2011